

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2019

Michael Klein
Chief Executive Officer
iCAD, Inc.
98 Spit Brook Road, Suite 100
Nashua, NH 03062

> **Re: iCAD, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2019**
> **File No. 333-229452**

Dear Mr. Klein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at 202-551-6947 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc:    Jeffrey A. Baumel, Esq.